FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA

FIRST QUARTER 2003 RESULTS - HIGHLIGHTS

* Net income^ was C$73 million for the quarter ended 31 March 2003, a decrease of 3.9 per cent from C$76 million in the same period of 2002. Compared to the fourth quarter of 2002, net income was C$8 million, or 12.3 per cent, higher.

* Return on average common equity was 19.0 per cent for the quarter ended 31 March 2003 compared to 19.7 per cent for the same period in 2002 and 15.9 per cent for the fourth quarter of 2002.

* The cost:income ratio was 55.4 per cent for the quarter ended 31 March 2003 compared with 52.6 per cent for the quarter ended 31 March 2002 and 57.7 per cent for the fourth quarter of 2002.

* Total assets were C$35.4 billion at 31 March 2003 compared to C$33.9 billion at 31 March 2002 and C$35.2 billion at 31 December 2002.

* Total assets under administration were C$14.8 billion at 31 March 2003, of which C$11.5 billion were funds under management and C$3.3 billion were custody and administration accounts.

^ HSBC Bank Canada acquired Merrill Lynch HSBC Canada Inc. ('MLHSBC') on 31 October 2002. For financial reporting, the income and expenses of MLHSBC were accounted for effective 1 July 2002, the date HSBC Group acquired full ownership of MLHSBC, and were recorded in the results for the fourth quarter of 2002.

Financial Commentary

HSBC Bank Canada recorded net income of C$73 million for the quarter ended 31 March 2003, a decrease of C$3 million, or 3.9 per cent, from C$76 million for the same quarter of 2002 and C$8 million, or 12.3 per cent, higher than the quarter ended 31 December 2002. Excluding one-off gains and expenses, net income in the quarter was C$6 million higher compared to the same period in 2002 and C$13 million higher compared to the fourth quarter of 2002.

Higher net interest income and lower provisions for credit losses in the quarter were offset by lower other income and higher non-interest expenses compared to the same period in 2002. Compared to the fourth quarter of 2002, higher net interest income, lower provisions for credit losses and lower non-interest expenses were partially offset by lower other income.

Martin Glynn, President and Chief Executive Officer, said: "Results for the quarter were satisfactory, given the continued uncertainty in global equity markets, and difficult economic conditions in Canada and internationally. Solid growth in personal and commercial business volumes continued to drive our performance as evidenced by higher net interest income. This growth also benefited non-interest revenues as other income, excluding capital market sensitive revenues and securitisation income, increased compared to the same period last year.

"A focus for 2003 is to grow our core business by capitalising on North American alignment with HSBC businesses in the USA and Mexico and by continuing to invest in improving our delivery channels and services. Business Internet Banking was launched in the first quarter and enables commercial clients to access banking and certain trade finance services around the clock, all year round. A key factor in the successful introduction was our ability to access the knowledge and experience of our counterparts at other HSBC companies to ensure that critical dates and milestones were met.

"HSBC Holdings plc completed the acquisition of Household International Inc. on 28 March 2003. We are excited about the prospects of working more closely with our new colleagues in Household International as this will provide us with the opportunity to offer a wider range of financial services to an expanded base of retail and commercial customers in Canada. In addition, there are potential cost synergies for HSBC Bank Canada by capitalising on Household's strong credit management and technological capabilities."

Net interest income

Net interest income for the quarter was C$218 million, an increase of C$7 million and C$8 million from the first and fourth quarters, respectively, of 2002. Growth in net interest income continued to benefit from increased lending volumes, primarily in consumer loans and residential mortgages.

The net interest margin, as a percentage of average interest earning assets, was 2.79 per cent for the quarter ended 31 March 2003 compared to 2.91 per cent for the same period in 2002 and 2.63 per cent for the fourth quarter of 2002.

Other income

Other income was C$105 million for the quarter ended 31 March 2003 compared to C$110 million for the same period in 2002 and C$123 million for the quarter ended 31 December 2002. Other income in the first quarter of 2002 included a one-off C$9 million securitisation gain. In the fourth quarter of 2002, other income included a one-off gain of C$17 million realised on the sale of the bank's shareholding in the Toronto Stock Exchange and capital market fees of C$8 million, arising as a result of the acquisition of MLHSBC.

Capital market fees in the first quarter of 2003 were lower than the same period in 2002 and the fourth quarter of 2002 as a result of the challenging capital markets and the restructuring of the institutional equity business in the second quarter of 2002. Excluding the contribution from MLHSBC, capital market fees were C$13 million in the quarter ended 31 March 2003 compared with C$20 million for the first quarter of 2002 and C$11 million for the fourth quarter of 2002.

Excluding capital market fees, trading revenue, securitisation income, and the one-off gain, other income increased 6.6 per cent compared to the same period in 2002, reflecting increased business volumes in the personal and commercial banking lines of business. Other income was comparable to the fourth quarter of 2002, as increased fees from credit services were partially offset by lower sundry other revenue.

Non-interest expenses

Non-interest expenses were C$179 million compared to C$169 million for the quarter ended 31 March 2002 and C$191 million for the quarter ended 31 December 2002. Excluding the impact of MLHSBC, non-interest expenses were C$174 million in the quarter, C$169 million for the first quarter of 2002 and C$182 million for the fourth quarter of 2002.

Salaries and benefits in the first quarter of 2003 were higher than the first and fourth quarters of 2002 primarily from higher medical benefit costs. Other non-interest expenses in the first quarter of 2003 were higher than the same period in 2002 due to a one-off operating expense and increased business volumes in the bank. Compared to the fourth quarter of 2002, other non-interest expenses were lower due to a one-off charge for rationalisation of leased office space and additional restructuring costs in 2002. In addition, marketing costs were lower in the first quarter of 2003 following a major campaign in the fourth quarter of 2002.

The cost:income ratio for the first quarter of 2003 was 55.4 per cent compared to 52.6 per cent for the same period in 2002 and 57.7 per cent in the fourth quarter of 2002.

Provision for income taxes

The effective tax rate was 39.2 per cent for the quarter ended 31 March 2003 compared to 38.2 per cent for the same period in 2002 and 42.5 per cent for the fourth quarter of 2002. The effective tax rate for the fourth quarter of 2002 reflected a number of one-off items.

Credit quality and provision for credit losses

The provision for credit losses was C$20 million for the quarter ended 31 March 2003 compared to C$25 million in each of the first and fourth quarters of 2002. The lower provision level in 2003 is in line with expectations at this stage of the economic cycle.

Total impaired loans decreased C$39 million, or 13.8 per cent, to C$243 million at 31 March 2003 compared to C$282 million at 31 March 2002 and increased by C$18 million, or 8.0 per cent, from the fourth quarter of 2002. The allowance for credit losses was in excess of impaired loans by C$83 million compared to C$49 million at the same time last year and C$86 million at the end of 2002. As at 31 March 2003 a higher portion of loans were comprised of lower risk residential mortgages. As a result, the allowance for credit losses, as a percentage of loans outstanding, was 1.33 per cent compared to 1.45 at the same time last year and 1.29 per cent at the end of 2002.

Balance sheet

Total assets at 31 March 2003 were C$35.4 billion, up C$1.5 billion from C$33.9 billion at 31 March 2002 and up C$0.2 billion from C$35.2 billion at 31 December 2002. The increase in assets continues to be driven by growth in personal lending. Residential mortgages, net of securitisations, and consumer loans increased by C$1.5 billion and C$0.2 billion compared to the first and fourth quarters of 2002, respectively. Increased volumes in corporate lending have also contributed to higher balances as acceptances and loans to businesses were C$0.4 billion higher compared to 31 March 2002 and C$0.5 billion higher compared to 31 December 2002.

Total deposits increased C$1.4 billion to C$28.4 billion at 31 March 2003 from C$27.0 billion at 31 March 2002. Deposits from individuals grew C$0.8 billion to C$14.3 billion and business and government deposits increased by C$1.5 billion to C$13.2 billion over the same period.

Total assets under administration

Funds under management were C$11.5 billion at 31March 2003 compared to C$10.1 billion at 31 March 2002 and C$11.9 billion at 31 December 2002. Net movement in the quarter was impacted by the continued weakness in the equity markets and the weakening of the US dollar relative to the Canadian dollar. The acquisition of MLHSBC added C$1.9 billion in funds under management as at 31 December 2002. Including custody and administration balances, total assets under administration were C$14.8 billion compared with C$13.0 billion at 31 March 2002 and C$15.1 billion at 31 December 2002.

Capital ratios

The bank's tier 1 capital ratio was 7.9 per cent and the total capital ratio was 10.8 per cent at 31 March 2003. This compares with 8.7 per cent and 11.4 per cent, respectively, at 31 March 2002 and 8.4 per cent and 11.4 per cent, respectively, at 31 December 2002. Ratios remained strong and afforded a C$150 million dividend on common shares paid in the first quarter of 2003.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 30 June 2003, for shareholders of record on 13 June 2003.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 9,500 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's first quarter 2003 report will be sent to shareholders during May 2003.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

	Quarter ended
Figures in C$ millions	31Mar03	31Dec02	31Mar02
(except per share amounts)

Earnings
Net income	73	65	76
Basic earnings per share	0.15	0.14	0.16

Performance ratios (%)
Return on average common equity	19.0	15.9	19.7
Return on average assets	0.81	0.70	0.89
Net interest margin	2.79	2.63	2.91
Cost:income ratio	55.4	57.7	52.6
Other income:total income ratio	32.5	36.9	34.3

Credit information
Impaired loans	243	225	282
Allowance for credit losses
- Balance at end of period	326	311	331
- As a percentage of impaired loans	134%	138%	117%
- As a percentage of loans outstanding	133%	1.29%	1.45%

Average balances
Assets	35,587	35,750	33,741
Loans	23,960	23,658	22,047
Deposits	28,464	28,595	26,712
Common equity	1,510	1,553	1,532

Capital ratios (%)
Tier 1	7.9	8.4	8.7
Total capital	10.8	11.4	11.4

Total assets under administration ^
Funds under management	11,528	11,888	10,090
Custodial accounts	3,285	3,208	2,916
Total assets under administration	14,813	15,096	13,006

^ Amounts as at 31 March 2002 have been restated to eliminate inter-company holdings of assets.

Consolidated Statement of Income (Unaudited)

	Quarter ended
Figures in C$ millions	31Mar03	31Dec02	31Mar02
(except per share amounts)

Interest and dividend income
Loans	333	331	299
Securities	28	29	27
Deposits with regulated
financial institutions	13	17	18
Total interest income	374	377	344

Interest expense
Deposits	147	158	125
Debentures	9	9	8
Total interest expense	156	167	133

Net interest income	218	210	211

Provision for credit losses	20	25	25
Net interest income after
provision for credit losses	198	185	186

Other income
Deposit and payment service charges	20	20	17
Credit fees	16	14	15
Capital market fees	16	19	20
Mutual fund and administration fees	13	13	15
Foreign exchange	14	13	12
Trade finance	6	7	6
Trading revenue	3	4	2
Securitization income	5	2	12
Other	12	31	11
Total other income	105	123	110

Net interest and other income	303	308	296

Non-interest expenses
Salaries and employee benefits	87	85	85
Premises and equipment	29	29	28
Other	63	75	56
Restructuring costs	-	2	-
Total non-interest expenses	179	191	169

Income before taxes and non-
controlling interest in income of trust	124	117	127
Provision for income taxes	47	48	47
Non-controlling interest in income
of trust	4	4	4
Net income	73	65	76
Preferred share dividends	2	2	2
Net income attributable to
common shares	71	63	74

Average common shares outstanding (000’s)	471,168	466,114	456,168
Basic earnings per share ($)	0.15	0.14	0.16

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 31Mar03	At 31Dec02	At 31Mar02

Assets
Cash and deposits with Bank of Canada	273	417	352
Deposits with regulated financial institutions	3,485	3,317	3,206
	3,758	3,734	3,558

Investment securities	2,607	2,875	2,375
Trading securities	642	870	1,031
	3,249	3,745	3,406

Assets purchased under
reverse repurchase agreements	577	416	351

Loans
Businesses and government	12,091	11,949	11,959
Residential mortgage	9,946	9,809	8,766
Consumer	2,493	2,422	2,181
Allowance for credit losses	(326)	(311)	(331)
	24,204	23,869	22,575

Customers’ liability under acceptances	2,779	2,374	2,560
Land, buildings and equipment	111	111	118
Other assets	721	940	1,282
	3,611	3,425	3,960
Total assets	35,399	35,189	33,850

Liabilities and shareholders’ equity
Deposits
Regulated financial institutions	827	758	1,748
Individuals	14,318	14,432	13,530
Businesses and governments	13,231	13,182	11,683
	28,376	28,372	26,961

Subordinated debentures	519	528	447

Acceptances	2,779	2,374	2,560
Assets sold under repurchase agreements	80	28	46
Other liabilities	1,821	1,984	1,907
Non-controlling interest in trust and subsidiary	230	230	230
	4,910	4,616	4,743
Shareholders’ equity
Preferred shares	125	125	125
Common shares	950	950	935
Contributed surplus	165	165	165
Retained earnings	354	433	474
	1,594	1,673	1,699
Total liabilities and shareholders’ equity	35,399	35,189	33,850

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended
Figures in C$ millions	31Mar03	31Dec02	31Mar02

Cash flows provided by/(used in):
Operating activities	375	245	95

Financing activities	(96)	272	291

Investing activities	(319)	(54)	(929)

Increase/(decrease) in cash and
cash equivalents	(40)	463	(543)
Cash and cash equivalents,
beginning of period	3,637	3,174	3,138
Cash and cash equivalents,
end of period	3,597	3,637	2,595

Represented by:
Cash resources per balance sheet	3,758	3,734	3,558
less non-operating deposits ^	(161)	(97)	(963)
Cash and cash equivalents,
end of period	3,597	3,637	2,595

^ Non-operating deposits are comprised primarily of cash that reprices after 90 days and cash restricted for recourse on securitisation transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 16, 2003